CREDIT SUISSE

Financial Statements 6M22

Credit Suisse (Bank)

1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuring expenses
13 Revenue from contracts with customers
14 Trading assets and liabilities
15 Investment securities
16 Other investments
17 Loans
18 Financial instruments measured at amortized cost and credit losses
19 Goodwill
20 Other assets and other liabilities
21 Long-term debt
22 Accumulated other comprehensive income
23 Offsetting of financial assets and financial liabilities
24 Tax
25 Employee deferred compensation
26 Pension and other post-retirement benefits
27 Derivatives and hedging activities
28 Guarantees and commitments
29 Transfers of financial assets and variable interest entities
30 Financial instruments
31 Assets pledged and collateral
32 Litigation

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm To the Board of Directors and shareholders of Credit Suisse AG Results of Review of Interim Financial Statements We have reviewed the accompanying consolidated balance sheet of Credit Suisse AG and its subsidiaries (the “Bank”) as of June 30, 2022, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the six-month period ended June 30, 2022 and 2021, including the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America. We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Bank as of December 31, 2021, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the year then ended (not presented herein), and in our report dated March 10, 2022, which included a paragraph describing a change in the manner of accounting for credit losses on certain financial instruments in the 2020 financial statements and a paragraph regarding adjustments made to the 2021 and 2020 financial statements to reflect the change in the composition of reportable segments, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet information as of December 31, 2021, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived. Basis for Review Results These interim financial statements are the responsibility of the Bank’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. /s/ PricewaterhouseCoopers AG Zurich, Switzerland July 29, 2022

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Credit Suisse (Bank) Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	6M22	6M21
Consolidated statements of operations (CHF million)
Interest and dividend income	4,685	4,987
Interest expense	(2,000)	(1,874)
Net interest income	2,685	3,113
Commissions and fees	4,806	6,926
Trading revenues	(46)	1,924
Other revenues	685	919
Net revenues	8,130	12,882
Provision for credit losses	(47)	4,373
Compensation and benefits	4,241	4,096
General and administrative expenses	4,995	3,664
Commission expenses	552	654
Goodwill impairment	23	0
Restructuring expenses	120	80
Total other operating expenses	5,690	4,398
Total operating expenses	9,931	8,494
Income/(loss) before taxes	(1,754)	15
Income tax expense	221	6
Net income/(loss)	(1,975)	9
Loss attributable to noncontrolling interests	(1)	(103)
Net income/(loss) attributable to shareholders	(1,974)	112
Consolidated statements of comprehensive income (unaudited)
in	6M22	6M21
Comprehensive income/(loss) (CHF million)
Net income/(loss)	(1,975)	9
Gains/(losses) on cash flow hedges	(848)	(143)
Foreign currency translation	953	1,510
Unrealized gains/(losses) on securities	(6)	0
Actuarial gains/(losses)	4	(87)
Gains/(losses) on liabilities related to credit risk	3,533	72
Other comprehensive income, net of tax	3,636	1,352
Comprehensive income	1,661	1,361
Comprehensive income/(loss) attributable to noncontrolling interests	18	(68)
Comprehensive income attributable to shareholders	1,643	1,429
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	6M22	2021
Assets (CHF million)
Cash and due from banks	158,700	164,026
of which reported at fair value	165	308
of which reported from consolidated VIEs	110	108
Interest-bearing deposits with banks	780	1,256
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	104,156	103,906
of which reported at fair value	82,392	68,623
Securities received as collateral, at fair value	7,386	15,017
of which encumbered	5,063	8,455
Trading assets, at fair value	101,232	111,299
of which encumbered	28,669	30,092
of which reported from consolidated VIEs	1,801	1,822
Investment securities	737	1,003
of which reported at fair value	737	1,003
of which encumbered	646	516
Other investments	5,733	5,788
of which reported at fair value	3,985	4,093
of which reported from consolidated VIEs	895	1,015
Net loans	294,005	300,358
of which reported at fair value	9,099	10,243
of which encumbered	46	42
of which reported from consolidated VIEs	1,323	1,400
allowance for credit losses	(1,359)	(1,296)
Goodwill	2,939	2,881
Other intangible assets	340	276
of which reported at fair value	290	224
Brokerage receivables	15,062	16,689
allowance for credit losses	(4,215)	(4,186)
Other assets	39,225	36,715
of which reported at fair value	8,616	9,184
of which reported from consolidated VIEs	1,997	1,482
of which loans held-for-sale (amortized cost base)	401	588
allowance for credit losses - other assets held at amortized cost	(29)	(28)
Total assets	730,295	759,214
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	6M22	2021
Liabilities and equity (CHF million)
Due to banks	23,614	18,960
of which reported at fair value	355	477
Customer deposits	390,762	393,841
of which reported at fair value	3,307	3,700
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	21,662	35,368
of which reported at fair value	14,239	13,307
Obligation to return securities received as collateral, at fair value	7,386	15,017
Trading liabilities, at fair value	29,967	27,539
of which reported from consolidated VIEs	13	8
Short-term borrowings	25,567	25,336
of which reported at fair value	10,049	10,690
of which reported from consolidated VIEs	4,635	4,352
Long-term debt	152,348	160,695
of which reported at fair value	65,276	67,788
of which reported from consolidated VIEs	1,825	1,391
Brokerage payables	8,063	13,062
Other liabilities	21,817	21,309
of which reported at fair value	2,604	2,568
of which reported from consolidated VIEs	223	233
Total liabilities	681,186	711,127
Common shares	4,400	4,400
Additional paid-in capital	46,829	47,417
Retained earnings	12,958	14,932
Accumulated other comprehensive income/(loss)	(15,742)	(19,359)
Total shareholders' equity	48,445	47,390
Noncontrolling interests	664	697
Total equity	49,109	48,087

Total liabilities and equity	730,295	759,214
> Refer to “Note 28 – Guarantees and commitments” and “Note 32 – Litigation” for information on commitments and contingencies.

end of	6M22	2021
Additional share information
Par value (CHF)	1.00	1.00
Issued shares	4,399,680,200	4,399,680,200
Shares outstanding	4,399,680,200	4,399,680,200
The Bank's total share capital is fully paid and consists of 4,399,680,200 registered shares as of June 30, 2022. Each share is entitled to one vote. The Bank has no warrants on its own shares outstanding.

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	[1]	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
6M22 (CHF million)
Balance at beginning of period	4,400	47,417	14,932	0		(19,359)	47,390	697	48,087
Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–	–	–		–	–	(15)	(15)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–	–	–		–	–	8	8
Net income/(loss)	–	–	(1,974)	–		–	(1,974)	(1)	(1,975)
Total other comprehensive income/(loss), net of tax	–	–	–	–		3,617	3,617	19	3,636
Share-based compensation, net of tax	–	(3)	–	–		–	(3)	–	(3)
Dividends on share-based compensation, net of tax	–	(15)	–	–		–	(15)	–	(15)
Dividends paid	–	(570)	–	–		–	(570)	(1)	(571)
Changes in scope of consolidation, net	–	–	–	–		–	–	(43)	(43)
Balance at end of period	4,400	46,829	12,958	0		(15,742)	48,445	664	49,109
6M21 (CHF million)
Balance at beginning of period	4,400	46,232	15,871	0		(20,239)	46,264	795	47,059
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–		–	–	(24)	(24)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–		–	–	10	10
Net income/(loss)	–	–	112	–		–	112	(103)	9
Total other comprehensive income/(loss), net of tax	–	–	–	–		1,317	1,317	35	1,352
Share-based compensation, net of tax	–	(175)	–	–		–	(175)	–	(175)
Dividends on share-based compensation, net of tax	–	(15)	–	–		–	(15)	–	(15)
Dividends paid	–	–	(10)	–		–	(10)	(1)	(11)
Changes in scope of consolidation, net	–	–	–	–		–	–	20	20
Other	–	1,069	–	–		–	1,069	(2)	1,067
Balance at end of period	4,400	47,111	15,973	0		(18,922)	48,562	730	49,292
1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations.
2 Distributions to owners in funds include the return of original capital invested and any related dividends.
3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	6M22	6M21
Operating activities (CHF million)
Net income/(loss)	(1,975)	9
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	685	623
Provision for credit losses	(47)	4,373
Deferred tax provision/(benefit)	(48)	(322)
Share-based compensation	494	551
Valuation adjustments relating to long-term debt	(8,971)	2,050
Share of net income/(loss) from equity method investments	(47)	(72)
Trading assets and liabilities, net	13,988	21,569
(Increase)/decrease in other assets	(95)	(517)
Increase/(decrease) in other liabilities	(5,939)	(5,441)
Other, net	(766)	(234)
Total adjustments	(746)	22,580
Net cash provided by/(used in) operating activities	(2,721)	22,589
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	465	9
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(4,344)	(11,851)
Purchase of investment securities	(81)	(213)
Proceeds from sale of investment securities	45	0
Maturities of investment securities	213	25
Investments in subsidiaries and other investments	(219)	(288)
Proceeds from sale of other investments	320	949
(Increase)/decrease in loans	6,591	(4,919)
Proceeds from sales of loans	1,384	2,216
Capital expenditures for premises and equipment and other intangible assets	(634)	(550)
Proceeds from sale of premises and equipment and other intangible assets	0	2
Other, net	246	51
Net cash provided by/(used in) investing activities	3,986	(14,569)
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	6M22	6M21
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	(1,726)	677
Increase/(decrease) in short-term borrowings	388	3,583
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(6,931)	(3,932)
Issuances of long-term debt	31,947	24,155
Repayments of long-term debt	(29,245)	(27,321)
Dividends paid	(571)	(11)
Other, net	(488)	168
Net cash provided by/(used in) financing activities	(6,626)	(2,681)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	35	1,821
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(5,326)	7,160

Cash and due from banks at beginning of period [1]	164,026	138,207
Cash and due from banks at end of period [1]	158,700	145,367
1 Includes restricted cash.
Supplemental cash flow information (unaudited)
in	6M22	6M21
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	479	417
Cash paid for interest	2,916	3,150
> Refer to “Note 18 – Financial instruments measured at amortized cost and credit losses” for information on non-cash transactions.
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse AG (the Bank), the direct bank subsidiary of Credit Suisse Group AG (the Group), are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2021, included in the Credit Suisse Group AG & Credit Suisse AG Annual Report 2021 (Credit Suisse Annual Report 2021).
In addition, these condensed consolidated financial statements make references to the Group’s condensed consolidated financial statements in its 2Q22 and 1Q22 Financial Reports and the Group’s consolidated financial statements in the Credit Suisse Annual Report 2021.
> Refer to “Note 1 – Summary of significant accounting policies” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2021 for a description of the Bank’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Certain accounting changes
As noted in the 2021 Annual Report, the Bank identified an accounting issue that was not material to the prior period financial statements. The Bank identified this accounting issue with respect to the net balance sheet treatment relating to the presentation of a limited population of certain securities lending and borrowing activities. As a result, balance sheet and cash flow positions for both assets and liabilities relating to these activities were presented on a gross basis and prior periods were revised in the consolidated financial statements and the related notes.
For the half-year ended June 30, 2022, the Bank has presented these securities lending and borrowing transactions as a single unit of account and as a result these transactions will no longer be presented on a gross basis. The Bank did not adjust prior period financial information which continue to reflect a presentation on a gross basis.
2 Recently issued accounting standards
> Refer to “Note 2 – Recently issued accounting standards” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q22 for the most recently adopted accounting standards and standards to be adopted in future periods.
The impact on the Bank’s and Group’s financial condition, results of operations or cash flows was or is expected to be identical.
3 Business developments and subsequent events
> Refer to “Note 3 – Business developments and subsequent events” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q22 for further information.

4 Segment information
> Refer to “Note 4 – Segment information” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q22 for further information.
For the purpose of presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank.
Net revenues and income/(loss) before taxes
in	6M22	6M21
Net revenues (CHF million)
Wealth Management	2,443	3,998
Investment Bank	3,047	5,728
Swiss Bank	2,159	2,054
Asset Management	672	817
Adjustments [1]	(191)	285
Net revenues	8,130	12,882
Income/(loss) before taxes (CHF million)
Wealth Management	(453)	1,748
Investment Bank	(992)	(2,326)
Swiss Bank	873	857
Asset Management	83	251
Adjustments [1]	(1,265)	(515)
Income/(loss) before taxes	(1,754)	15
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain revenues and expenses that were not allocated to the segments, including such items relating to the Asset Resolution Unit.

Total assets
end of	6M22	2021
Total assets (CHF million)
Wealth Management	205,387	201,326
Investment Bank	254,561	274,112
Swiss Bank	219,151	221,478
Asset Management	3,785	3,603
Adjustments [1]	47,411	58,695
Total assets	730,295	759,214
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain revenues and expenses that were not allocated to the segments, including such items relating to the Asset Resolution Unit.

5 Net interest income
in	6M22	6M21
Net interest income (CHF million)
Loans	2,479	2,514
Investment securities	(12)	0
Trading assets, net of trading liabilities [1]	1,264	1,503
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	619	652
Other	335	318
Interest and dividend income	4,685	4,987
Deposits	(330)	(84)
Short-term borrowings	(28)	1
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(240)	(485)
Long-term debt	(1,205)	(1,182)
Other	(197)	(124)
Interest expense	(2,000)	(1,874)
Net interest income	2,685	3,113
1 Interest and dividend income is presented on a net basis to align with the presentation of trading revenues for trading assets and liabilities.
6 Commissions and fees
in	6M22	6M21
Commissions and fees (CHF million)
Lending business	791	997
Investment and portfolio management	1,578	1,699
Other securities business	29	29
Fiduciary business	1,607	1,728
Underwriting	370	1,664
Brokerage	1,277	1,624
Underwriting and brokerage	1,647	3,288
Other services	761	913
Commissions and fees	4,806	6,926
7 Trading revenues
in	6M22	6M21
Trading revenues (CHF million)
Interest rate products	(1,445)	893
Foreign exchange products	568	497
Equity/index-related products	456	868
Credit products	830	(304)
Commodity and energy products	42	2
Other products	(497)	(32)
Trading revenues	(46)	1,924
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

8 Other revenues
in	6M22	6M21
Other revenues (CHF million)
Loans held-for-sale	(16)	(99)
Long-lived assets held-for-sale	181	1
Equity method investments	96	84
Other investments	(48)	332
Other	472	601
Other revenues	685	919
9 Provision for credit losses
in	6M22	6M21
Provision for credit losses (CHF million)
Loans held at amortized cost	114	(52)
Other financial assets held at amortized cost [1]	(147)	4,494
Off-balance sheet credit exposures	(14)	(69)
Provision for credit losses	(47)	4,373
1 Primarily reflects a provision/(release of provision) for credit losses of CHF (155) million and CHF 4,500 million in 6M22 and 6M21, respectively, related to Archegos.
10 Compensation and benefits
in	6M22	6M21
Compensation and benefits (CHF million)
Salaries and variable compensation	3,518	3,449
Social security	323	278
Other [1]	400	369
Compensation and benefits	4,241	4,096
1
Includes pension-related expenses of CHF 230 million and CHF 250 million in 6M22 and 6M21, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution pension plans.

11 General and administrative expenses
in	6M22	6M21
General and administrative expenses (CHF million)
Occupancy expenses	441	449
IT, machinery and equipment	697	597
Provisions and losses	1,205	330
Travel and entertainment	92	52
Professional services	1,980	1,609
Communication and market data services	236	226
Amortization and impairment of other intangible assets	2	4
Other [1]	342	397
General and administrative expenses	4,995	3,664
1
Includes pension-related expenses/(credits) of CHF 3 million and CHF (10) million in 6M22 and 6M21, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
On November 4, 2021, Credit Suisse announced its new long-term strategic vision. This led to restructuring expenses of CHF 120 million 6M22 compared to CHF 80 million in 6M21. The Bank expects to complete the new plan by the end of December 2022. Restructuring expenses may include severance expenses, other personnel-related charges, pension expenses and contract termination costs.
Restructuring expenses by type
in	6M22	6M21
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	105	14
of which severance expenses	27	7
of which accelerated deferred compensation	70	7
General and administrative-related expenses	15	66
of which pension expenses	1	4
Total restructuring expenses	120	80
Restructuring liabilities
	6M22			6M21
in	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring liabilities (CHF million)
Balance at beginning of period	19	0	19	47	2	49
Net additional charges [1]	27	13	40	7	30	37
Utilization	(17)	(13)	(30)	(32)	(29)	(61)
Balance at end of period	29	0	29	22	3	25
1
The following items for which expense accretion was accelerated in 6M22 and 6M21 due to the restructuring of the Bank are not included in the restructuring provision: unsettled share-based compensation of CHF 30 million and CHF 2 million, respectively, which remain classified as a compenent of total shareholders's equity; other personnel-related charges of CHF 48 million and CHF 5 million, respectively, which remain classified as compensation liabilities; unsettled pension obligations of CHF 1 million and CHF 4 million, which remain classified as pension liabilities; and accelerated accumulated depreciation and impairment of CHF 1 million and CHF 32 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

13 Revenue from contracts with customers
> Refer to “Note 14 – Revenue from contracts with customers” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q22 for further information.
Contracts with customers and disaggregation of revenues
in	6M22	6M21
Contracts with customers (CHF million)
Investment and portfolio management	1,578	1,699
Other securities business	29	29
Underwriting	370	1,664
Brokerage	1,277	1,623
Other services	786	937
Total revenues from contracts with customers	4,040	5,952
The table above differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of	2Q22	1Q22	4Q21
Contract balances (CHF million)
Contract receivables	802	792	865
Contract liabilities	59	58	55
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	10	14	9
There were no material net impairment losses on contract receivables in 6M22 and 6M21. The Bank’s contract terms are generally such that they do not result in any contract assets.
The Bank did not recognize any revenues in the reporting period from performance obligations satisfied in previous periods.

Remaining performance obligations
ASC Topic 606’s practical expedient allows the Bank to exclude from its remaining performance obligations disclosure any performance obligations which are part of a contract with an original expected duration of one year or less. Additionally any variable consideration, for which it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, is not subject to the remaining performance obligations disclosure because such variable consideration is not included in the transaction price (e.g., investment management fees). The Bank determined that no material remaining performance obligations are in scope of the remaining performance obligations disclosure.
> Refer to “Note 13 – Revenue from contracts with customers” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2021 for further information.
14 Trading assets and liabilities
end of	6M22	2021
Trading assets (CHF million)
Debt securities	57,130	54,297
Equity securities	24,748	36,606
Derivative instruments [1]	16,069	17,559
Other	3,285	2,837
Trading assets	101,232	111,299
Trading liabilities (CHF million)
Short positions	14,015	16,693
Derivative instruments [1]	15,952	10,846
Trading liabilities	29,967	27,539
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	6M22	2021
Cash collateral on derivative instruments – netted (CHF million) [1]
Cash collateral paid	13,707	17,869
Cash collateral received	11,102	12,056
Cash collateral on derivative instruments – not netted (CHF million) [2]
Cash collateral paid	9,674	7,659
Cash collateral received	5,102	5,533
1 Recorded as cash collateral netting on derivative instruments in Note 23 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 20 – Other assets and other liabilities.

15 Investment securities
end of	6M22	2021
Investment securities (CHF million)
Debt securities available-for-sale	737	1,003
Total investment securities	737	1,003
Investment securities by type
	6M22				2021
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Corporate debt securities	849	0	112	737	1,011	0	8	1,003
Debt securities available-for-sale	849	0	112	737	1,011	0	8	1,003
Gross unrealized losses on debt securities and related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
6M22 (CHF million)
Corporate debt securities	625	100	89	12	714	112
Debt securities available-for-sale	625	100	89	12	714	112
2021 (CHF million)
Corporate debt securities	683	8	0	0	683	8
Debt securities available-for-sale	683	8	0	0	683	8
Proceeds from sales, realized gains and realized losses from debt securities available-for-sale
in	6M22	6M21
Sales of debt securities available-for-sale (CHF million)
Proceeds from sales	45	0
Realized losses	(6)	0
Amortized cost, fair value and average yield of debt securities
end of 6M22	Amortized cost	Fair value	Average yield (in %)
Due within 1 year	23	23	0.43
Due from 1 to 5 years	90	83	(0.02)
Due from 5 to 10 years	736	631	0.05
Debt securities available-for-sale	849	737	0.05
Allowance for credit losses on debt securities available-for-sale
> Refer to “Note 16 – Investment securities” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q22 for further information on allowance for credit losses on debt securities available for sale.
As of the end of 6M22 and 6M21, the Bank had no allowance for credit losses on debt securities available-for-sale.

16 Other investments
> Refer to “Note 17 – Other investments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q22 for further information.
end of	6M22	2021
Other investments (CHF million)
Equity method investments	1,652	1,636
Equity securities (without a readily determinable fair value) [1]	3,349	3,315
of which at net asset value	70	53
of which at measurement alternative	340	345
of which at fair value	2,891	2,869
of which at cost less impairment	48	48
Real estate held-for-investment [2]	47	48
Life finance instruments [3]	685	789
Total other investments	5,733	5,788
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Bank has neither significant influence nor control over the investee.

2
As of the end of 6M22 and 2021, real estate held for investment included foreclosed or repossessed real estate of CHF 21 million and CHF 9 million, respectively, of which CHF 21 million and CHF 6 million, respectively, were related to residential real estate.

3 Includes single premium immediate annuity contracts.
Equity securities at measurement alternative – impairments and adjustments
in / end of	6M22	Cumulative	6M21
Impairments and adjustments (CHF million)
Impairments and downward adjustments	(4)	(47)	(5)
Upward adjustments	0	138	0
> Refer to “Note 30 – Financial instruments” for further information on equity securities without a readily determinable fair value.
Accumulated depreciation related to real estate held-for-investment amounted to CHF 24 million and CHF 28 million for 6M22 and 2021, respectively.
No impairments were recorded on real estate held-for-investments in 6M22 and 2021.

17 Loans
> Refer to “Note 18 – Loans” in III – Condensed consolidated financial statements – Credit Suisse Group in the Credit Suisse Financial Report 2Q22 for further information.
Loans
end of	6M22	2021
Loans (CHF million)
Mortgages	109,483	110,533
Loans collateralized by securities	45,658	51,253
Consumer finance	5,419	5,075
Consumer	160,560	166,861
Real estate	27,253	28,529
Commercial and industrial loans	69,424	69,756
Financial institutions	34,669	33,266
Governments and public institutions	3,531	3,323
Corporate & institutional	134,877	134,874
Gross loans	295,437	301,735
of which held at amortized cost	286,338	291,492
of which held at fair value	9,099	10,243
Net (unearned income)/deferred expenses	(73)	(81)
Allowance for credit losses	(1,359)	(1,296)
Net loans	294,005	300,358
Gross loans by location
Switzerland	176,055	175,903
Foreign	119,382	125,832
Gross loans	295,437	301,735
Impaired loans
Non-performing loans	1,649	1,666
Non-interest-earning loans	334	286
Non-accrual loans	1,983	1,952
Restructured loans	571	367
Potential problem loans	516	436
Other impaired loans	1,087	803
Gross impaired loans [1]	3,070	2,755
1
As of the end of 6M22 and 2021, CHF 152 million and CHF 130 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

> Refer to “Loans” in Note 1 – Summary of significant accounting policies in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on categories of impaired loans.
> Refer to “Note 18 – Financial instruments measured at amortized cost and credit losses” for further information on loans held at amortized cost.

18 Financial instruments measured at amortized cost and credit losses
> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” in III – Condensed consolidated financial statements – Credit Suisse Group in the Credit Suisse Financial Report 2Q22 for further information.
Overview of financial instruments measured at amortized cost – by balance sheet position
	6M22				2021
end of	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value
CHF million
Cash and due from banks	158,535		0	158,535	163,718		0	163,718
Interest-bearing deposits with banks	785		(5)	780	1,256	[4]	0	1,256
Securities purchased under resale agreements and securities borrowing transactions	21,764	[2]	0	21,764	35,283		0	35,283
Loans	286,265	[2,3]	(1,359)	284,906	291,411	[4,5]	(1,296)	290,115
Brokerage receivables	19,277	[2]	(4,215)	15,062	20,875	[4]	(4,186)	16,689
Other assets	16,462		(29)	16,433	14,226		(28)	14,198
Total	503,088		(5,608)	497,480	526,769		(5,510)	521,259
1 Net of unearned income/deferred expenses, as applicable.
2
Excludes accrued interest in the total amount of CHF 358 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 2 million relates to securities purchased under resale agreements and securities borrowing transactions, CHF 355 million to loans and CHF 1 million to brokerage receivables. These accrued interest balances are reported in other assets.

3 Includes endangered interest of CHF 63 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
4
Excludes accrued interest in the total amount of CHF 301 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million relates to interest-bearing deposits with banks, CHF 1 million to securities purchased under resale agreements and securities borrowing transactions, CHF 295 million to loans and CHF 4 million to brokerage receivables. These accrued interest balances are reported in other assets.

5 Includes endangered interest of CHF 85 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
Allowance for credit losses
> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” in III – Condensed consolidated financial statements – Credit Suisse Group in the Credit Suisse Financial Report 2Q22 and 1Q22 for further information on estimating expected credit losses in 6M22.
Loans held at amortized cost
Allowance for credit losses – loans held at amortized cost
	6M22			6M21
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
CHF million
Balance at beginning of period	357	939	1,296	318	1,217	1,535
Current-period provision for expected credit losses	43	92	135	43	(79)	(36)
of which provisions for interest [1]	10	11	21	8	8	16
Gross write-offs	(26)	(69)	(95)	(27)	(101)	(128)
Recoveries	4	3	7	4	0	4
Net write-offs	(22)	(66)	(88)	(23)	(101)	(124)
Foreign currency translation impact and other adjustments, net	5	11	16	7	29	36
Balance at end of period	383	976	1,359	345	1,066	1,411
of which individually evaluated	281	544	825	255	613	868
of which collectively evaluated	102	432	534	90	453	543
1 Represents the current-period net provision for accrued interest on non-accrual loans and lease financing transactions which is recognized as a reversal of interest income.

> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” in III – Condensed consolidated financial statements – Credit Suisse Group in the Credit Suisse Financial Report 2Q22 and 1Q22 for further information on the Bank’s gross write-offs in 6M22.
Purchases, reclassifications and sales – loans held at amortized cost
	6M22			6M21
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
CHF million
Purchases [1]	16	2,312	2,328	17	1,969	1,986
Reclassifications from loans held-for-sale [2]	0	95	95	0	13	13
Reclassifications to loans held-for-sale [3]	0	1,480	1,480	0	2,120	2,120
Sales [3]	0	1,283	1,283	0	2,007	2,007
Reclassifications from loans held-for-sale and reclassifications to loans held-for-sale represent non-cash transactions.
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Other financial assets
The current-period provision for expected credit losses on other financial assets held at amortized cost includes a release of CHF 155 million in 6M22 and a provision of CHF 4,500 million in 6M21 related to Archegos. As of the end of 6M22 and 2021, the allowance for credit losses on brokerage receivables of CHF 4,215 million and CHF 4,186 million, respectively, were primarily related to Archegos.
In 6M22 and 6M21, the Group purchased other financial assets held at amortized cost amounting to CHF 381 million and CHF 32 million, respectively, primarily related to mortgage servicing advances.
Allowance for credit losses – other financial assets held at amortized cost
	6M22	6M21
CHF million
Balance at beginning of period	4,214	48
Current-period provision for expected credit losses	(147)	4,494
Gross write-offs	(4)	(4)
Recoveries	0	0
Net write-offs	(4)	(4)
Foreign currency translation impact and other adjustments, net	186	(70)
Balance at end of period	4,249	4,468
of which individually evaluated	4,230	4,448
of which collectively evaluated	19	20

Credit quality information
Credit quality of loans held at amortized cost
The following table presents the Bank’s carrying value of loans held at amortized cost by aggregated internal counterparty credit ratings “investment grade” and “non-investment grade” that are used as credit quality indicators for the purpose of this disclosure, by year of origination. Within the line items relating to the origination year, the first year represents the origination year of the current reporting period and the second year represents the origination year of the comparative reporting period.
Consumer loans held at amortized cost by internal counterparty rating
	6M22				2021
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Mortgages
2022 / 2021	6,131	1,154	1	7,286	24,257	2,134	40	26,431
2021 / 2020	22,988	1,711	35	24,734	14,743	1,402	13	16,158
2020 / 2019	13,880	1,235	32	15,147	11,308	1,639	48	12,995
2019 / 2018	10,677	1,427	74	12,178	7,287	812	88	8,187
2018 / 2017	6,929	721	58	7,708	5,318	698	74	6,090
Prior years	38,422	2,491	327	41,240	36,790	2,359	317	39,466
Total term loans	99,027	8,739	527	108,293	99,703	9,044	580	109,327
Revolving loans	317	873	0	1,190	276	930	0	1,206
Total	99,344	9,612	527	109,483	99,979	9,974	580	110,533
Loans collateralized by securities
2022 / 2021	1,057	708	0	1,765	2,627	685	0	3,312
2021 / 2020	1,800	391	0	2,191	649	848	0	1,497
2020 / 2019	467	789	0	1,256	61	167	0	228
2019 / 2018	70	148	0	218	32	26	106	164
2018 / 2017	18	25	0	43	55	19	0	74
Prior years	1,007	258	0	1,265	804	681	0	1,485
Total term loans	4,419	2,319	0	6,738	4,228	2,426	106	6,760
Revolving loans [1]	35,899	2,783	238	38,920	41,275	3,063	155	44,493
Total	40,318	5,102	238	45,658	45,503	5,489	261	51,253
Consumer finance
2022 / 2021	1,313	671	1	1,985	1,688	823	5	2,516
2021 / 2020	870	517	11	1,398	538	288	15	841
2020 / 2019	397	246	15	658	285	234	19	538
2019 / 2018	179	216	18	413	98	169	18	285
2018 / 2017	51	126	16	193	21	75	13	109
Prior years	20	116	49	185	13	76	43	132
Total term loans	2,830	1,892	110	4,832	2,643	1,665	113	4,421
Revolving loans	331	56	88	475	348	21	90	459
Total	3,161	1,948	198	5,307	2,991	1,686	203	4,880
Consumer – total
2022 / 2021	8,501	2,533	2	11,036	28,572	3,642	45	32,259
2021 / 2020	25,658	2,619	46	28,323	15,930	2,538	28	18,496
2020 / 2019	14,744	2,270	47	17,061	11,654	2,040	67	13,761
2019 / 2018	10,926	1,791	92	12,809	7,417	1,007	212	8,636
2018 / 2017	6,998	872	74	7,944	5,394	792	87	6,273
Prior years	39,449	2,865	376	42,690	37,607	3,116	360	41,083
Total term loans	106,276	12,950	637	119,863	106,574	13,135	799	120,508
Revolving loans	36,547	3,712	326	40,585	41,899	4,014	245	46,158
Total	142,823	16,662	963	160,448	148,473	17,149	1,044	166,666
1 Lombard loans are generally classified as revolving loans.

Corporate & institutional loans held at amortized cost by internal counterparty rating
	6M22				2021
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Real estate
2022 / 2021	2,328	1,602	0	3,930	9,568	4,682	2	14,252
2021 / 2020	8,356	3,128	1	11,485	3,709	1,355	5	5,069
2020 / 2019	3,476	931	4	4,411	1,849	706	2	2,557
2019 / 2018	1,227	583	29	1,839	925	340	1	1,266
2018 / 2017	878	284	1	1,163	475	101	0	576
Prior years	2,506	361	23	2,890	2,469	376	30	2,875
Total term loans	18,771	6,889	58	25,718	18,995	7,560	40	26,595
Revolving loans	635	223	129	987	778	297	135	1,210
Total	19,406	7,112	187	26,705	19,773	7,857	175	27,805
Commercial and industrial loans
2022 / 2021	5,697	8,373	221	14,291	8,284	11,985	136	20,405
2021 / 2020	4,437	6,334	100	10,871	3,242	4,468	62	7,772
2020 / 2019	2,024	3,456	42	5,522	2,110	3,903	105	6,118
2019 / 2018	1,865	3,073	166	5,104	1,003	2,256	177	3,436
2018 / 2017	808	1,855	87	2,750	697	937	60	1,694
Prior years	2,228	3,595	194	6,017	2,013	2,848	78	4,939
Total term loans	17,059	26,686	810	44,555	17,349	26,397	618	44,364
Revolving loans	12,877	7,342	348	20,567	13,941	7,458	372	21,771
Total	29,936	34,028	1,158	65,122	31,290	33,855	990	66,135
Financial institutions
2022 / 2021	4,507	789	92	5,388	6,360	2,012	51	8,423
2021 / 2020	4,131	1,353	0	5,484	2,081	201	30	2,312
2020 / 2019	1,294	176	0	1,470	660	127	1	788
2019 / 2018	482	52	1	535	522	151	1	674
2018 / 2017	532	102	1	635	87	19	0	106
Prior years	1,001	71	0	1,072	499	85	1	585
Total term loans	11,947	2,543	94	14,584	10,209	2,595	84	12,888
Revolving loans	8,405	657	137	9,199	7,542	485	1	8,028
Total	20,352	3,200	231	23,783	17,751	3,080	85	20,916
Governments and public institutions
2022 / 2021	55	17	0	72	521	26	0	547
2021 / 2020	978	31	0	1,009	157	114	0	271
2020 / 2019	160	128	0	288	94	19	19	132
2019 / 2018	102	1	11	114	46	11	0	57
2018 / 2017	55	0	0	55	28	0	0	28
Prior years	207	20	0	227	199	21	0	220
Total term loans	1,557	197	11	1,765	1,045	191	19	1,255
Revolving loans	73	0	0	73	32	0	0	32
Total	1,630	197	11	1,838	1,077	191	19	1,287
Corporate & institutional – total
2022 / 2021	12,587	10,781	313	23,681	24,733	18,705	189	43,627
2021 / 2020	17,902	10,846	101	28,849	9,189	6,138	97	15,424
2020 / 2019	6,954	4,691	46	11,691	4,713	4,755	127	9,595
2019 / 2018	3,676	3,709	207	7,592	2,496	2,758	179	5,433
2018 / 2017	2,273	2,241	89	4,603	1,287	1,057	60	2,404
Prior years	5,942	4,047	217	10,206	5,180	3,330	109	8,619
Total term loans	49,334	36,315	973	86,622	47,598	36,743	761	85,102
Revolving loans	21,990	8,222	614	30,826	22,293	8,240	508	31,041
Total	71,324	44,537	1,587	117,448	69,891	44,983	1,269	116,143

Total loans held at amortized cost by internal counterparty rating
	6M22					2021
	Investment grade	Non-investment grade				Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total		AAA to BBB	BB to C	D	Total
CHF million
Loans held at amortized cost – total
2022 / 2021	21,088	13,314	315	34,717		53,305	22,347	234	75,886
2021 / 2020	43,560	13,465	147	57,172		25,119	8,676	125	33,920
2020 / 2019	21,698	6,961	93	28,752		16,367	6,795	194	23,356
2019 / 2018	14,602	5,500	299	20,401		9,913	3,765	391	14,069
2018 / 2017	9,271	3,113	163	12,547		6,681	1,849	147	8,677
Prior years	45,391	6,912	593	52,896		42,787	6,446	469	49,702
Total term loans	155,610	49,265	1,610	206,485		154,172	49,878	1,560	205,610
Revolving loans	58,537	11,934	940	71,411		64,192	12,254	753	77,199
Total loans to third parties	214,147	61,199	2,550	277,896		218,364	62,132	2,313	282,809
Total loans to entities under common control	8,425	17	0	8,442		8,683	0	0	8,683
Total	222,572	61,216	2,550	286,338	[1]	227,047	62,132	2,313	291,492	[1]
1 Excludes accrued interest on loans held at amortized cost of CHF 355 million and CHF 295 million as of the end of 6M22 and 2021, respectively.
Credit quality of other financial assets held at amortized cost
The following table presents the Bank’s carrying value of other financial assets held at amortized cost by aggregated internal counterparty credit ratings “investment grade” and “non-investment grade”, by year of origination. Within the line items relating to the origination year, the first year represents the origination year of the current reporting period and the second year represents the origination year of the comparative reporting period.
Other financial assets held at amortized cost by internal counterparty rating
	6M22				2021
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Other financial assets held at amortized cost
2022 / 2021	0	0	0	0	0	5	0	5
2021 / 2020	0	3	0	3	0	0	0	0
2020 / 2019	0	0	0	0	0	0	0	0
2019 / 2018	0	0	0	0	0	63	0	63
2018 / 2017	0	59	0	59	0	2	0	2
Prior years	0	3	0	3	0	2	0	2
Total term positions	0	65	0	65	0	72	0	72
Revolving positions	0	1,236	0	1,236	0	970	0	970
Total	0	1,301	0	1,301	0	1,042	0	1,042
Includes primarily mortgage servicing advances and failed purchases.

Past due financial assets
Loans held at amortized cost – past due
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
6M22 (CHF million)
Mortgages	108,879	150	15	17	422	604	109,483
Loans collateralized by securities	45,488	5	0	24	141	170	45,658
Consumer finance	4,770	320	14	53	150	537	5,307
Consumer	159,137	475	29	94	713	1,311	160,448
Real estate	26,414	64	11	0	216	291	26,705
Commercial and industrial loans	63,783	584	56	99	600	1,339	65,122
Financial institutions	23,237	448	33	10	55	546	23,783
Governments and public institutions	1,757	70	0	0	11	81	1,838
Corporate & institutional	115,191	1,166	100	109	882	2,257	117,448
Total loans to third parties	274,328	1,641	129	203	1,595	3,568	277,896
Total loans to entities under common control	8,442	0	0	0	0	0	8,442
Total loans held at amortized cost	282,770	1,641	129	203	1,595	3,568	286,338	[1]
2021 (CHF million)
Mortgages	109,877	123	73	61	399	656	110,533
Loans collateralized by securities	51,069	42	0	0	142	184	51,253
Consumer finance	4,449	144	70	60	157	431	4,880
Consumer	165,395	309	143	121	698	1,271	166,666
Real estate	27,628	6	4	0	167	177	27,805
Commercial and industrial loans	65,327	166	13	12	617	808	66,135
Financial institutions	20,807	60	7	1	41	109	20,916
Governments and public institutions	1,252	16	0	0	19	35	1,287
Corporate & institutional	115,014	248	24	13	844	1,129	116,143
Total loans to third parties	280,409	557	167	134	1,542	2,400	282,809
Total loans to entities under common control	8,683	0	0	0	0	0	8,683
Total loans held at amortized cost	289,092	557	167	134	1,542	2,400	291,492	[1]
1 Excludes accrued interest on loans held at amortized cost of CHF 355 million and CHF 295 million as of the end of 6M22 and 2021, respectively.
As of the end of 6M22 and 2021, the Bank did not have any loans that were past due more than 90 days and still accruing interest. Also, the Bank did not have any other financial assets held at amortized cost that were past due.

Non-accrual financial assets
Non-accrual loans held at amortized cost
	6M22				6M21
	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period
CHF million
Mortgages	572	503	1	74	418	615	2	167
Loans collateralized by securities	262	238	2	2	105	298	3	0
Consumer finance	205	200	1	1	201	200	1	1
Consumer	1,039	941	4	77	724	1,113	6	168
Real estate	167	143	0	0	324	293	6	46
Commercial and industrial loans	686	696	6	57	913	778	8	30
Financial institutions	41	192	0	3	68	63	0	0
Governments and public institutions	19	11	0	2	0	20	0	0
Corporate & institutional	913	1,042	6	62	1,305	1,154	14	76
Total loans held at amortized cost	1,952	1,983	10	139	2,029	2,267	20	244
Collateral-dependent financial assets
> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” in III – Condensed consolidated financial statements – Credit Suisse Group in the Credit Suisse Financial Report 2Q22 and 1Q22 for further information on the Bank’s collateral-dependent financial assets.
Troubled debt restructurings and modifications
Restructured financing receivables held at amortized cost
	6M22			6M21
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Real estate	1	102	82	1	2	2
Commercial and industrial loans	11	197	175	14	390	382
Financial institutions	0	0	0	1	44	44
Total loans	12	299	257	16	436	428
Restructured financing receivables held at amortized cost that defaulted within 12 months from restructuring
	6M22		6M21
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Loans collateralized by securities	0	0	3	156
Total loans	0	0	3	156
In 6M22, the loan modifications of the Bank mainly included extended loan repayment terms, including postponed loan amortizations and extended maturity dates, interest rate concessions, a waiver of interest, a reduction of a loan commitment and changes in collateral coverage terms.

19 Goodwill
6M22	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Bank	[1]
Gross amount of goodwill (CHF million)
Balance at beginning of period	1,300	4,855	480	1,101	7,748
Foreign currency translation impact	31	0	9	41	81
Other	(23)	23	0	0	0
Balance at end of period	1,308	4,878	489	1,142	7,829
Accumulated impairment (CHF million)
Balance at beginning of period	0	4,855	0	0	4,867
Impairment losses	0	23	0	0	23
Balance at end of period	0	4,878	0	0	4,890
Net book value (CHF million)
Net book value	1,308	0	489	1,142	2,939
1
Gross amount of goodwill and accumulated impairment include CHF 12 million related to legacy business transferred to the former Strategic Resolution Unit in 4Q15 and fully written off at the time of transfer, in addition to the divisions disclosed.

> Refer to “Note 20 – Goodwill” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q22 for further information.

20 Other assets and other liabilities
end of	6M22	2021
Other assets (CHF million)
Cash collateral on derivative instruments	9,674	7,659
Cash collateral on non-derivative transactions	522	395
Derivative instruments used for hedging	73	212
Assets held-for-sale	7,559	8,020
of which loans [1]	7,515	7,924
allowance for loans held-for-sale	(3)	(44)
of which real estate [2]	44	94
of which long-lived assets	0	2
Premises, equipment and right-of-use assets	6,302	6,140
Assets held for separate accounts	96	98
Interest and fees receivable	2,985	2,934
Deferred tax assets	3,825	3,666
Prepaid expenses	1,113	394
of which cloud computing arrangement implementation costs	58	46
Failed purchases	1,041	1,307
Defined benefit pension and post-retirement plan assets	924	974
Other	5,111	4,916
of which digital asset safeguarding assets	31	–
Other assets	39,225	36,715
Other liabilities (CHF million)
Cash collateral on derivative instruments	5,102	5,533
Cash collateral on non-derivative transactions	892	528
Derivative instruments used for hedging	4	10
Operating leases liabilities	1,833	1,861
Provisions	2,598	1,912
of which expected credit losses on off-balance sheet credit exposures	248	257
Restructuring liabilities	29	19
Liabilities held for separate accounts	96	98
Interest and fees payable	3,887	3,930
Current tax liabilities	628	671
Deferred tax liabilities	358	122
Failed sales	1,731	1,736
Defined benefit pension and post-retirement plan liabilities	339	343
Other	4,320	4,546
of which digital asset safeguarding liabilities	31	–
Other liabilities	21,817	21,309
1 Included as of the end of 6M22 and 2021 were CHF 246 million and CHF 391 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of the end of 6M22 and 2021, real estate held-for-sale included foreclosed or repossessed real estate of CHF 27 million and CHF 8 million, respectively, of which CHF 27 million and CHF 8 million, respectively, were related to residential real estate.

21 Long-term debt
Long-term debt
end of	6M22	2021
Long-term debt (CHF million)
Senior	91,458	95,468
Subordinated	59,065	63,836
Non-recourse liabilities from consolidated VIEs	1,825	1,391
Long-term debt	152,348	160,695
of which reported at fair value	65,276	67,788
of which structured notes	41,893	43,126
Structured notes by product
end of	6M22	2021
Structured notes by product (CHF million)
Equity	25,595	28,681
Fixed income	13,524	11,678
Credit	2,342	2,363
Other	432	404
Total structured notes	41,893	43,126
22 Accumulated other comprehensive income
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	[1]	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	AOCI
6M22 (CHF million)
Balance at beginning of period	(95)	(16,760)	13		(429)	(6)	(2,082)	(19,359)
Increase/(decrease)	(727)	934	(6)		0	(1)	3,516	3,716
Reclassification adjustments, included in net income/(loss)	(121)	0	0		4	1	17	(99)
Total increase/(decrease)	(848)	934	(6)		4	0	3,533	3,617
Balance at end of period	(943)	(15,826)	7		(425)	(6)	1,451	(15,742)
6M21 (CHF million)
Balance at beginning of period	205	(17,517)	13		(460)	(11)	(2,469)	(20,239)
Increase/(decrease)	(109)	1,473	0		(85)	(1)	(5)	1,273
Reclassification adjustments, included in net income/(loss)	(34)	0	0		0	1	77	44
Total increase/(decrease)	(143)	1,473	0		(85)	0	72	1,317
Balance at end of period	62	(16,044)	13		(545)	(11)	(2,397)	(18,922)
1 No impairments on available-for-sale debt securities were recognized in net income/(loss) in 6M22 and 6M21.
Details on significant reclassification adjustments
in	6M22	6M21
Reclassification adjustments, included in net income/(loss) (CHF million)
Actuarial gains/(losses)
Amortization of recognized actuarial losses [1]	5	(2)
Tax expense/(benefit)	(1)	2
Net of tax	4	0
1 These components are included in the computation of total benefit costs. Refer to "Note 26 – Pension and other post-retirement benefits" for further information.

23 Offsetting of financial assets and financial liabilities
> Refer to “Note 24 – Offsetting of financial assets and financial liabilities” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q22 for further information.
Offsetting of derivatives
	6M22		2021
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	12.9	14.8	4.4	4.0
OTC	29.7	26.9	44.5	40.3
Exchange-traded	(0.1)	0.0	0.1	0.0
Interest rate products	42.5	41.7	49.0	44.3
OTC-cleared	0.3	0.5	0.2	0.2
OTC	29.8	29.8	20.0	22.0
Exchange-traded	0.1	0.0	0.0	0.0
Foreign exchange products	30.2	30.3	20.2	22.2
OTC	6.5	9.4	8.2	13.0
Exchange-traded	21.8	25.1	22.7	21.4
Equity/index-related products	28.3	34.5	30.9	34.4
OTC-cleared	0.4	0.4	1.3	1.4
OTC	2.9	3.5	3.3	4.3
Credit derivatives	3.3	3.9	4.6	5.7
OTC	1.3	0.6	1.4	0.5
Exchange-traded	0.1	0.1	0.1	0.1
Other products [1]	1.4	0.7	1.5	0.6
OTC-cleared	13.6	15.7	5.9	5.6
OTC	70.2	70.2	77.4	80.1
Exchange-traded	21.9	25.2	22.9	21.5
Total gross derivatives subject to enforceable master netting agreements	105.7	111.1	106.2	107.2
Offsetting (CHF billion)
OTC-cleared	(13.6)	(15.3)	(5.6)	(5.3)
OTC	(60.0)	(62.3)	(68.5)	(74.6)
Exchange-traded	(21.9)	(22.2)	(21.0)	(21.0)
Offsetting	(95.5)	(99.8)	(95.1)	(100.9)
of which counterparty netting	(84.4)	(84.4)	(83.0)	(83.0)
of which cash collateral netting	(11.1)	(15.4)	(12.1)	(17.9)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.0	0.4	0.3	0.3
OTC	10.2	7.9	8.9	5.5
Exchange-traded	0.0	3.0	1.9	0.5
Total net derivatives subject to enforceable master netting agreements	10.2	11.3	11.1	6.3
Total derivatives not subject to enforceable master netting agreements [2]	6.0	4.4	6.7	4.3
Total net derivatives presented in the consolidated balance sheets	16.2	15.7	17.8	10.6
of which recorded in trading assets and trading liabilities	16.1	15.7	17.6	10.6
of which recorded in other assets and other liabilities	0.1	0.0	0.2	0.0
1 Primarily precious metals, commodity and energy products.
2 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Offsetting of securities purchased under resale agreements and securities borrowing transactions
	6M22				2021
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	88.7	(14.3)	74.4		74.1	(16.6)	57.5
Securities borrowing transactions	7.5	0.0	7.5		22.2	0.0	22.2
Total subject to enforceable master netting agreements	96.2	(14.3)	81.9		96.3	(16.6)	79.7
Total not subject to enforceable master netting agreements [1]	22.3	–	22.3		24.2	–	24.2
Total	118.5	(14.3)	104.2	[2]	120.5	(16.6)	103.9	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 82,392 million and CHF 68,623 million of the total net amount as of the end of 6M22 and 2021, respectively, are reported at fair value.
Offsetting of securities sold under repurchase agreements and securities lending transactions
	6M22				2021
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	31.1	(14.3)	16.8		32.3	(16.6)	15.7
Securities lending transactions	0.6	0.0	0.6		15.4	0.0	15.4
Obligation to return securities received as collateral, at fair value	7.3	0.0	7.3		14.7	0.0	14.7
Total subject to enforceable master netting agreements	39.0	(14.3)	24.7		62.4	(16.6)	45.8
Total not subject to enforceable master netting agreements [1]	4.4	–	4.4		4.6	–	4.6
Total	43.4	(14.3)	29.1		67.0	(16.6)	50.4
of which securities sold under repurchase agreements and securities lending transactions	36.0	(14.3)	21.7	[2]	52.0	(16.6)	35.4	[2]
of which obligation to return securities received as collateral, at fair value	7.4	0.0	7.4		15.0	0.0	15.0
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 14,239 million and CHF 13,307 million of the total net amount as of the end of 6M22 and 2021, respectively, are reported at fair value.
Amounts not offset in the consolidated balance sheets
	6M22						2021
end of	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	10.2	4.6		0.3		5.3	11.1	4.5		0.0		6.6
Securities purchased under resale agreements	74.4	74.2		0.2		0.0	57.5	57.5		0.0		0.0
Securities borrowing transactions	7.5	7.4		0.0		0.1	22.2	21.9		0.0		0.3
Total financial assets subject to enforceable master netting agreements	92.1	86.2		0.5		5.4	90.8	83.9		0.0		6.9
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	11.3	1.9		0.0		9.4	6.3	1.3		0.0		5.0
Securities sold under repurchase agreements	16.8	16.6		0.2		0.0	15.7	15.6		0.1		0.0
Securities lending transactions	0.6	0.6		0.0		0.0	15.4	15.3		0.0		0.1
Obligation to return securities received as collateral, at fair value	7.3	6.7		0.0		0.6	14.7	13.0		0.0		1.7
Total financial liabilities subject to enforceable master netting agreements	36.0	25.8		0.2		10.0	52.1	45.2		0.1		6.8
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

24 Tax
The Bank previously calculated the provision for income tax expense or benefit during interim reporting periods by applying the estimated annual effective tax rate to the income/loss of the year to date reporting period. However, the historical method could sometimes create distortions in the effective tax rate for the period. Since small changes in the estimated income/loss for 2022 would result in significant changes in the estimated annual effective tax rate, it was concluded the actual year to date effective tax rate to be the best estimate of the annual effective tax rate as permitted by ASC Topic 740 – Income Taxes – Interim Reporting. The Bank therefore used a year to date effective tax rate (discrete method) to calculate the 6M22 income tax expense.
The 6M22 income tax expense of CHF 221 million resulted in an effective tax rate of (12.6)% for 6M22. The main drivers of the effective tax rate were the impact of the valuation allowances relating to current period earnings, the non-deductible funding costs, non-deductible litigation provisions and shortfall tax charges on share-based compensation delivered in this period. This was partially offset by the impact of the geographical mix of results. The details of the 6M22 tax rate reconciliation resulting from applying the year to date effective tax rate are outlined below.
Net deferred tax assets related to net operating losses (NOL), net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on NOL and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on NOL first, with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of June 30, 2022, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 19.6 billion, which are considered indefinitely reinvested. The Bank would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts, as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Bank is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, Switzerland, the US and the UK. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 164 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2019 (federal and Zurich cantonal level); Brazil – 2017; the UK – 2012, and the US – 2010.
Effective tax rate
in	6M22	6M21
Effective tax rate (%)	(12.6)	40.0
Tax expense reconciliation
in	6M22
Income tax expense computed at the Swiss statutory tax rate of 18.5% (CHF million)	(324)
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	18
Changes in tax law and rates	17
Other non-deductible expenses	253
Changes in deferred tax valuation allowance	250
Lower taxed income	(67)
(Windfall tax benefits)/shortfall tax charges on share-based compensation	61
Other	13
Income tax expense	221
Foreign tax rate differential
6M22 included a foreign tax impact of CHF 18 million, mainly driven by the current period earnings mix.
Changes in tax law and rates
6M22 included the impact of CHF 17 million related to the tax rate change in the UK.
Other non-deductible expenses
6M22 included the impact of CHF 157 million of non-deductible litigation provisions and CHF 96 million relating to non-deductible interest expenses, the UK bank levy and other non-deductible costs.
Changes in deferred tax valuation allowance
6M22 included the impact of the current period earnings, resulting in an increase in the valuation allowance of CHF 250 million, mainly in respect of one of the Bank’s operating entities in Switzerland, one of the Bank’s operating entities in the UK and one of the Bank’s operating entities in Hong Kong and in Japan.
Lower taxed income
6M22 primarily included the impact of CHF 41 million related to non-taxable dividend income and CHF 23 million related to non-taxable life insurance income. The remaining balance included various smaller items.
Other
6M22 included a tax expense of CHF 13 million, which mainly reflected the tax impact of CHF 31 million relating to the current year base erosion and anti-abuse tax (BEAT) provision, CHF 22 million relating to an accounting standard implementation transition adjustment for own credit movements, CHF 12 million relating to dividend equivalents of share-based compensation and CHF 5 million relating to withholding taxes. This was partially offset by CHF 20 million relating to prior years’ adjustments and CHF 30 million relating to a reversal of previously unrecognized tax benefits. The remaining balance included various smaller items.
Net deferred tax assets
end of	6M22	2021
Net deferred tax assets (CHF million)
Deferred tax assets	3,825	3,666
of which net operating losses	1,121	877
of which deductible temporary differences	2,704	2,789
Deferred tax liabilities	(358)	(122)
Net deferred tax assets	3,467	3,544
25 Employee deferred compensation
> Refer to “Note 26 – Employee deferred compensation” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q22 and “Note 29 – Employee deferred compensation” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2021 for further information.
Deferred compensation expense
in	6M22	6M21
Deferred compensation expense (CHF million)
Share awards	171	266
Performance share awards	95	213
Contingent Capital Awards	24	140
Cash awards	291	169
Retention awards	61	39
Strategic Delivery Plan	116	–
Total deferred compensation expense	758	827
Estimated unrecognized deferred compensation
end of	6M22
Estimated unrecognized compensation expense (CHF million)
Share awards	369
Performance share awards	165
Contingent Capital Awards	124
Cash awards	953
Retention awards	203
Strategic Delivery Plan	413
Total	2,227

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3
6M22 activity
In 6M22, the Bank granted share awards, performance share awards, Contingent Capital Awards (CCA) and upfront cash awards as part of the 2021 deferred variable compensation. Expense recognition for these awards began in 6M22 and will continue over the remaining service or vesting period of each respective award.
Share awards
In 6M22, the Bank granted 36.3 million share awards at a weighted-average share price of CHF 8.19. Each share award granted entitles the holder of the award to receive one Group share, subject to service conditions. Share awards vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as material risk takers (MRTs), risk managers MRTs or senior managers or equivalent under the EU or UK Capital Requirements Directive V related provisions. As of February 2022, share awards granted to MRTs vest over four years with one quarter of the award vesting on each of the four anniversaries of the grant date. Share awards granted to risk manager MRTs vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date. Share awards granted to senior managers vest over seven years, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. Share awards are expensed over the service period of the awards.
Performance share awards
In 6M22, the Bank granted 18.3 million performance share awards at a weighted-average share price of CHF 8.36. Performance share awards are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to performance-based malus provisions.
Contingent Capital Awards
In 6M22, the Bank awarded CHF 71 million of CCA. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to individuals classified as MRTs, risk manager MRTs or senior managers or equivalents under the EU or UK Capital Requirements Directive V related provisions. As of February 2022, CCA granted to MRTs, risk manager MRTs and senior managers vest on the fourth, fifth and seventh anniversaries of the grant date, respectively, and will be expensed over the vesting period.

Cash awards
Deferred fixed cash awards
In 6M22, the Bank granted deferred fixed cash compensation of CHF 213 million to certain employees in the Americas and Asia Pacific. This compensation will be expensed in the Investment Bank division over a three-year vesting period from the grant date. Amortization of deferred fixed cash awards in 6M22 totaled CHF 102 million, of which CHF 56 million was related to awards granted in 6M22.
3Q22 to date, the Bank granted deferred fixed cash compensation of up to CHF 40 million to certain employees in the Wealth Management division. This compensation will be expensed in the Wealth Management division over a three-year vesting period from the grant date.
Upfront cash awards
In 6M22, the Bank granted upfront cash awards of CHF 797 million to certain managing directors and directors as part of their 2021 variable compensation. Amortization of upfront cash awards in 6M22 totaled CHF 178 million, of which CHF 160 million was related to awards granted in 6M22.
Retention awards
In 6M22, the Bank granted deferred cash and share retention awards of CHF 53 million, mainly in the Investment Bank division. These awards will be expensed over the applicable vesting period from the grant date. Amortization of retention awards in 6M22 totaled CHF 61 million, of which CHF 5 million was related to awards granted in 6M22.
3Q22 to date, the Bank granted deferred cash and share retention awards of CHF 289 million to certain employees in the Investment Bank division. This compensation will be expensed in the Investment Bank division over a three-year vesting period from the grant date.
Strategic Delivery Plan
In 6M22, the Bank granted 59.4 million SDP deferred share-based awards at a weighted-average share price of CHF 8.50 to most managing directors and directors to incentivize the longer-term delivery of the Group’s strategic plan. Each SDP share award granted entitles the holder of the award to receive one Group share, subject to service conditions and performance-based metrics over the course of 2022-2024. SDP awards are scheduled to vest on the third anniversary of the grant date, with the exception of awards granted to individuals classified as MRTs, risk manager MRTs or senior managers or equivalents under the EU or UK Capital Requirements Directive V related provisions. SDP awards granted to MRTs vest in equal annual installments over two years, commencing on the third anniversary from the grant date. SDP awards granted to risk manager MRTs vest in equal annual installments over three years, while SDP awards granted to senior managers vest in equal annual installments over five years, both commencing on the third anniversary from the grant date.
In addition, the Compensation Committee will review and assess the overall success of the delivery of the strategic plan at a Group level over the three-year period (2022-2024) and may increase the SDP awards up to a maximum of 50% of the initial award amount.
Share-based award activity
	6M22
Number of awards (in millions)	Share awards	Performance share awards	Strategic Delivery Plan
Share-based award activities
Balance at beginning of period	135.3	73.8	0.0
Granted	36.3	18.3	59.4
Settled	(47.0)	(29.0)	0.0
Forfeited	(5.3)	(1.8)	(0.6)
Balance at end of period	119.3	61.3	58.8
of which vested	15.6	9.9	1.0
of which unvested	103.7	51.4	57.8

26 Pension and other post-retirement benefits
> Refer to “Note 27 – Pension and other post-retirement benefits” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q22 and “Note 31 – Pension and other post-retirement benefits” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2021 for further information.
The Bank contributed and recognized expenses of CHF 222 million and CHF 243 million related to its defined contribution pension plans in 6M22 and 6M21, respectively.
The Bank expects to contribute CHF 14 million to the international single-employer defined benefit pension plans and CHF 11 million to other post-retirement defined benefit plans in 2022. As of the end of 6M22, CHF 7 million and CHF 5 million of contributions had been made to the international single-employer and other post-retirement defined benefit pension plans, respectively.
Components of net periodic benefit costs
in	6M22	6M21
Net periodic benefit costs/(credits) (CHF million)
Service costs on benefit obligation	8	7
Interest costs on benefit obligation	30	25
Expected return on plan assets	(33)	(34)
Amortization of recognized prior service cost/(credit)	1	1
Amortization of recognized actuarial losses	5	8
Settlement losses/(gains)	0	(10)
Net periodic benefit costs	11	(3)
Service costs on benefit obligation are reflected in compensation and benefits. Other components of net periodic benefit costs are reflected in general and administrative expenses.

27 Derivatives and hedging activities
> Refer to “Note 32 – Derivatives and hedging activities” in VIII – Consolidated financial statements– Credit Suisse (Bank) in the Credit Suisse Annual Report 2021 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Bank.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Bank elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 30 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 6M22	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	2,133.5	4.4	4.3	0.0	0.0	0.0
Swaps	8,959.2	31.5	28.9	118.7	0.1	1.8
Options bought and sold (OTC)	737.8	8.3	8.3	0.0	0.0	0.0
Futures	172.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	24.5	0.0	0.0	0.0	0.0	0.0
Interest rate products	12,027.0	44.2	41.5	118.7	0.1	1.8
Forwards	1,027.6	13.5	14.0	19.6	0.4	0.2
Swaps	343.8	14.3	14.0	0.0	0.0	0.0
Options bought and sold (OTC)	181.8	3.1	3.0	0.0	0.0	0.0
Futures	10.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.3	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,565.5	30.9	31.0	19.6	0.4	0.2
Forwards	0.8	0.0	0.0	0.0	0.0	0.0
Swaps	57.9	2.4	2.2	0.0	0.0	0.0
Options bought and sold (OTC)	223.2	7.0	8.5	0.0	0.0	0.0
Futures	46.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	488.7	21.8	25.2	0.0	0.0	0.0
Equity/index-related products	817.5	31.2	35.9	0.0	0.0	0.0
Credit derivatives [2]	434.4	3.4	4.3	0.0	0.0	0.0
Forwards	10.7	0.1	0.1	0.0	0.0	0.0
Swaps	12.5	1.0	0.6	0.0	0.0	0.0
Options bought and sold (OTC)	12.0	0.3	0.1	0.0	0.0	0.0
Futures	10.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	8.6	0.1	0.0	0.0	0.0	0.0
Other products [3]	54.4	1.5	0.8	0.0	0.0	0.0
Total derivative instruments	14,898.8	111.2	113.5	138.3	0.5	2.0
The notional amount, PRV and NRV (trading and hedging) was CHF 15,037.1 billion, CHF 111.7 billion and CHF 115.5 billion, respectively, as of June 30, 2022.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 2021	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	1,736.0	0.9	0.9	0.0	0.0	0.0
Swaps	8,818.8	36.9	33.0	127.5	0.4	0.2
Options bought and sold (OTC)	779.0	11.5	10.9	0.0	0.0	0.0
Futures	144.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	71.6	0.1	0.0	0.0	0.0	0.0
Interest rate products	11,549.9	49.4	44.8	127.5	0.4	0.2
Forwards	1,052.9	7.6	8.2	21.1	0.1	0.1
Swaps	345.3	11.3	12.4	0.0	0.0	0.0
Options bought and sold (OTC)	174.9	2.0	2.2	0.0	0.0	0.0
Futures	10.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.6	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,585.0	20.9	22.8	21.1	0.1	0.1
Forwards	0.9	0.1	0.0	0.0	0.0	0.0
Swaps	94.7	1.4	2.6	0.0	0.0	0.0
Options bought and sold (OTC)	243.9	11.1	12.5	0.0	0.0	0.0
Futures	46.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	535.8	22.9	21.5	0.0	0.0	0.0
Equity/index-related products	921.6	35.5	36.6	0.0	0.0	0.0
Credit derivatives [3]	506.8	5.0	6.3	0.0	0.0	0.0
Forwards	9.9	0.2	0.1	0.0	0.0	0.0
Swaps	12.0	1.1	0.4	0.0	0.0	0.0
Options bought and sold (OTC)	11.1	0.2	0.1	0.0	0.0	0.0
Futures	11.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	9.2	0.1	0.1	0.0	0.0	0.0
Other products [4]	53.3	1.6	0.7	0.0	0.0	0.0
Total derivative instruments	14,616.6	112.4	111.2	148.6	0.5	0.3
The notional amount, PRV and NRV (trading and hedging) was CHF 14,765.2 billion, CHF 112.9 billion and CHF 111.5 billion, respectively, as of December 31, 2021.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Prior period has been revised.
3 Primarily credit default swaps.
4 Primarily precious metals, commodity and energy products.
Netting of derivative instruments
> Refer to “Note 23 – Offsetting of financial assets and financial liabilities” for further information on the offsetting of derivative instruments.
Gains or losses on fair value hedges
in	6M22	6M21
Interest rate products (CHF million)
Hedged items [1]	2,508	776
Derivatives designated as hedging instruments [1]	(2,370)	(740)
The accrued interest on fair value hedges is recorded in net interest income and is excluded from this table.
1 Included in net interest income.

Hedged items in fair value hedges
	6M22					2021
	Hedged items					Hedged items
end of	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]
Assets (CHF billion)
Investment securities	0.7	(0.1)		0.0		0.8	0.0		0.0
Net loans	16.5	(1.5)		(0.1)		16.6	(0.2)		0.2
Liabilities (CHF billion)
Long-term debt	63.4	(2.0)		(1.4)		65.6	(0.1)		0.8
1 Relates to the cumulative amount of fair value hedging adjustments included in the carrying amount.
2 Relates to the cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued.
Cash flow hedges
in	6M22	6M21
Interest rate products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(821)	(119)
Gains/(losses) reclassified from AOCI into interest and dividend income	177	10
Foreign exchange products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(50)	4
Total other operating expenses	(22)	25
Gains/(losses) reclassified from AOCI into income	(22)	25
1 Related to the forward points of a foreign currency forward.
As of the end of 6M22, the maximum length of time over which the Bank hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was 12 months.
The net loss associated with cash flow hedges expected to be reclassified from accumulated other comprehensive income (AOCI) within the next 12 months was CHF 437 million.
Net investment hedges
in	6M22	6M21
Foreign exchange products (CHF million)
Gains/(losses) recognized in the cumulative translation adjustments section of AOCI	(57)	(248)
The Bank includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
The following table provides the Bank’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and special purpose entities (SPEs) that include credit support agreements, the related collateral posted and the additional collateral that could be called by counterparties in the event of a one-, two-, or three-notch downgrade in the contractually specified credit ratings. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
	6M22				2021
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	1.6	0.0	0.2	1.8	2.3	0.0	0.3	2.6
Collateral posted	1.3	0.0	–	1.3	1.9	0.0	–	1.9
Impact of a one-notch downgrade event	0.1	0.0	0.0	0.1	0.1	0.0	0.0	0.1
Impact of a two-notch downgrade event	0.5	0.0	0.1	0.6	0.2	0.0	0.0	0.2
Impact of a three-notch downgrade event	0.6	0.1	0.1	0.8	0.7	0.0	0.1	0.8
The impact of a downgrade event reflects the amount of additional collateral required for bilateral counterparties and special purpose entities and the amount of additional termination expenses for accelerated terminations, respectively.

Credit derivatives
> Refer to “Note 32 – Derivatives and hedging activities” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2021 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Total return swaps (TRS) of CHF 12.0 billion and CHF 12.0 billion as of the end of 6M22 and 2021, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
	6M22							2021
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(55.7)	50.7		(5.0)	9.7		0.1	(60.2)	55.6		(4.6)	10.1		0.6
Non-investment grade	(25.2)	22.3		(2.9)	7.1		(0.4)	(31.5)	28.9		(2.6)	7.9		0.4
Total single-name instruments	(80.9)	73.0		(7.9)	16.8		(0.3)	(91.7)	84.5		(7.2)	18.0		1.0
of which sovereign	(14.0)	12.4		(1.6)	3.9		(0.1)	(13.5)	12.2		(1.3)	4.0		(0.1)
of which non-sovereign	(66.9)	60.6		(6.3)	12.9		(0.2)	(78.2)	72.3		(5.9)	14.0		1.1
Multi-name instruments (CHF billion)
Investment grade [2]	(77.4)	73.0		(4.4)	19.9		(0.2)	(102.9)	96.0		(6.9)	20.2		0.7
Non-investment grade	(33.7)	29.0		(4.7)	10.4	[3]	(1.1)	(35.7)	33.2		(2.5)	12.6	[3]	(0.5)
Total multi-name instruments	(111.1)	102.0		(9.1)	30.3		(1.3)	(138.6)	129.2		(9.4)	32.8		0.2
of which non-sovereign	(111.1)	102.0		(9.1)	30.3		(1.3)	(138.6)	129.2		(9.4)	32.8		0.2
Total instruments (CHF billion)
Investment grade [2]	(133.1)	123.7		(9.4)	29.6		(0.1)	(163.1)	151.6		(11.5)	30.3		1.3
Non-investment grade	(58.9)	51.3		(7.6)	17.5		(1.5)	(67.2)	62.1		(5.1)	20.5		(0.1)
Total instruments	(192.0)	175.0		(17.0)	47.1		(1.6)	(230.3)	213.7		(16.6)	50.8		1.2
of which sovereign	(14.0)	12.4		(1.6)	3.9		(0.1)	(13.5)	12.2		(1.3)	4.0		(0.1)
of which non-sovereign	(178.0)	162.6		(15.4)	43.2		(1.5)	(216.8)	201.5		(15.3)	46.8		1.3
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.

The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	6M22	2021
Credit derivatives (CHF billion)
Credit protection sold	192.0	230.3
Credit protection purchased	175.0	213.7
Other protection purchased	47.1	50.8
Other instruments [1]	20.3	12.0
Total credit derivatives	434.4	506.8
1 Consists of total return swaps and other derivative instruments.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
6M22 (CHF billion)
Single-name instruments	11.8	65.7	3.4	80.9
Multi-name instruments	18.2	83.4	9.5	111.1
Total instruments	30.0	149.1	12.9	192.0
2021 (CHF billion)
Single-name instruments	14.4	73.6	3.7	91.7
Multi-name instruments	39.9	88.3	10.4	138.6
Total instruments	54.3	161.9	14.1	230.3
28 Guarantees and commitments
> Refer to “Note 29 – Guarantees and commitments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q22 and to “Note 33 – Guarantees and commitments” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2021 for further information.
Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
6M22 (CHF million)
Credit guarantees and similar instruments	2,310	1,491	3,801	3,723		25	2,070
Performance guarantees and similar instruments	4,826	3,061	7,887	6,613		44	3,943
Derivatives [2]	5,884	2,634	8,518	8,518		145	–	[3]
Other guarantees	4,283	2,249	6,532	6,522		71	3,650
Total guarantees	17,303	9,435	26,738	25,376		285	9,663
2021 (CHF million)
Credit guarantees and similar instruments	2,124	1,807	3,931	3,874		25	2,014
Performance guarantees and similar instruments	3,982	3,336	7,318	6,299		40	3,605
Derivatives [2]	5,374	3,547	8,921	8,921		289	–	[3]
Other guarantees	4,012	2,498	6,510	6,469		71	3,789
Total guarantees	15,492	11,188	26,680	25,563		425	9,408
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Bank had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not considered significant.

Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6.0 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by the Swiss Financial Market Supervisory Authority FINMA (FINMA) or by the compulsory liquidation of another deposit taking bank, the Bank’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank’s banking subsidiaries in Switzerland, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2021 to June 30, 2022 was CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees. For the period July 1, 2022 to June 30, 2023, the Bank’s share in the deposit insurance guarantee program based on FINMA’s estimate will be CHF 0.5 billion.
Representations and warranties on residential mortgage loans sold
In connection with the Global Markets division’s sale of US residential mortgage loans, the Bank has provided certain representations and warranties relating to the loans sold.
> Refer to “Note 29 – Guarantees and commitments” in III – Consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q22 and to “Note 33 – Guarantees and commitments” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2021 for further information.
Other commitments
	6M22							2021
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	5,069	41	5,110		4,781		3,153	4,796	116	4,912		4,602		2,801
Irrevocable loan commitments	24,326	97,182	121,508	[2]	117,542		54,120	22,959	99,600	122,559	[2]	118,281		55,766
Forward reverse repurchase agreements	239	0	239		239		239	466	0	466		466		466
Other commitments	133	287	420		420		4	121	275	396		396		8
Total other commitments	29,767	97,510	127,277		122,982		57,516	28,342	99,991	128,333		123,745		59,041
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 139,485 million and CHF 144,079 million of unused credit limits as of the end of 6M22 and 2021, respectively, which were revocable at the Bank's sole discretion upon notice to the client.

29 Transfers of financial assets and variable interest entities
> Refer to “Note 30 – Transfers of financial assets and variable interest entities” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q22 and “Note 34 – Transfers of financial assets and variable interest entities“ in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2021 for further information.
Transfers of financial assets
Securitizations
The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M22 and 6M21 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with cash flows between the Bank and the SPEs used in any securitizations in which the Bank still has continuing involvement, regardless of when the securitization occurred.
Securitizations
in	6M22	6M21
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain [1]	5	0
Proceeds from transfer of assets	2,819	999
Cash received on interests that continue to be held	22	26
RMBS
Net gain/(loss) [1]	(1)	62
Proceeds from transfer of assets	6,799	20,876
Purchases of previously transferred financial assets or its underlying collateral	0	(1,072)
Servicing fees	0	1
Cash received on interests that continue to be held	531	430
Other asset-backed financings
Net gain [1]	23	47
Proceeds from transfer of assets	3,808	6,802
Purchases of previously transferred financial assets or its underlying collateral	(997)	(699)
Fees [2]	97	81
Cash received on interests that continue to be held	36	7
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 6M22 and 2021, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	6M22	2021
CHF million
CMBS
Principal amount outstanding	20,202	15,428
Total assets of SPE	38,723	23,205
RMBS
Principal amount outstanding	49,342	56,990
Total assets of SPE	49,342	56,990
Other asset-backed financings
Principal amount outstanding	23,514	24,856
Total assets of SPE	56,511	57,797
Principal amount outstanding relates to assets transferred from the Bank and does not include principal amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Bank may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 30 – Financial instruments” for information on fair value hierarchy levels.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	6M22							6M21
at time of transfer, in			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			252				548			92				1,337
of which level 2			191				480			82				1,019
of which level 3			61				68			10				318
Weighted-average life, in years			5.4				10.9			7.4				5.0
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	5.0	–	22.2			–	[2]	3.0	–	32.8
Cash flow discount rate (rate per annum), in % [3]	3.5	–	10.3		2.8	–	43.6	1.8	–	4.5		1.0	–	15.4
Expected credit losses (rate per annum), in % [4]	2.7	–	5.6		1.3	–	41.1	0.9	–	3.9		0.1	–	13.7
Transfers of assets in which the Bank does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.
4 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 6M22 and 2021.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	6M22											2021
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			478				1,563			549				281				2,310			402
of which non-investment grade			96				270			75				55				370			27
Weighted-average life, in years			3.5				8.7			5.2				3.9				4.7			5.5
Prepayment speed assumption (rate per annum), in % [3]			–		4.0	–	22.9			–				–		5.1	–	41.9			–
Impact on fair value from 10% adverse change			–				(30.4)			–				–				(31.1)			–
Impact on fair value from 20% adverse change			–				(59.6)			–				–				(59.8)			–
Cash flow discount rate (rate per annum), in % [4]	4.2	–	41.9		2.1	–	38.4	1.2	–	52.0		1.7	–	50.7		0.7	–	35.5	0.3	–	14.7
Impact on fair value from 10% adverse change			(7.0)				(53.8)			(8.6)				(3.5)				(38.1)			(4.9)
Impact on fair value from 20% adverse change			(13.8)				(103.5)			(16.9)				(6.8)				(73.3)			(9.7)
Expected credit losses (rate per annum), in % [5]	1.2	–	13.2		0.3	–	35.3	0.6	–	49.9		0.6	–	8.4		0.4	–	34.2	0.7	–	13.3
Impact on fair value from 10% adverse change			(3.7)				(27.6)			(5.5)				(2.5)				(28.5)			(4.3)
Impact on fair value from 20% adverse change			(7.4)				(53.7)			(10.8)				(4.9)				(54.8)			(8.4)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs within this category are generally structured to be protected from prepayment risk.
3
PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate was based on the weighted-average yield on the beneficial interests.
5 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.

Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 6M22 and 2021.
> Refer to “Note 31 – Assets pledged and collateral” for information on assets pledged or assigned.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	6M22	2021
CHF million
RMBS
Other assets	0	257
Liability to SPE, included in other liabilities	0	(257)
Other asset-backed financings
Trading assets	500	557
Other assets	178	200
Liability to SPE, included in other liabilities	(678)	(757)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 6M22 and 2021.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	6M22	2021
CHF billion
Government debt securities	19.3	16.0
Corporate debt securities	9.7	9.6
Asset-backed securities	2.3	4.6
Equity securities	0.3	0.5
Other	3.6	5.6
Securities sold under repurchase agreements	35.2	36.3
Government debt securities	0.2	13.9
Corporate debt securities	0.2	0.3
Asset-backed securities	0.0	0.3
Equity securities	0.2	1.0
Other	0.2	0.2
Securities lending transactions	0.8	15.7
Government debt securities	3.7	3.6
Corporate debt securities	0.8	0.6
Asset-backed securities	0.1	0.0
Equity securities	2.8	10.8
Other	0.0	0.0
Obligation to return securities received as collateral, at fair value	7.4	15.0
Total	43.4	67.0
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	No stated maturity	[1]	Up to 30 days	[2]	31-90 days	More than 90 days	Total
6M22 (CHF billion)
Securities sold under repurchase agreements	6.0		19.0		3.3	6.9	35.2
Securities lending transactions	0.7		0.0		0.0	0.1	0.8
Obligation to return securities received as collateral, at fair value	7.4		0.0		0.0	0.0	7.4
Total	14.1		19.0		3.3	7.0	43.4
2021 (CHF billion)
Securities sold under repurchase agreements	5.3		15.8		6.0	9.2	36.3
Securities lending transactions	2.3		1.7		1.6	10.1	15.7
Obligation to return securities received as collateral, at fair value	15.0		0.0		0.0	0.0	15.0
Total	22.6		17.5		7.6	19.3	67.0
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 23 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.

Variable interest entities
Commercial paper conduit
The Bank acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Bank financing purposes. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings on its CP. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. In addition to CP, Alpine may also issue term notes with maturities up to 30 months. The Bank (including Alpine) can enter into liquidity facilities with third-party entities pursuant to which it may be required to purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Bank. However, its assets are available to satisfy only the claims of its creditors. In addition, the Bank, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Bank is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of Alpine’s outstanding CP was approximately 174 days as of the end of 6M22. Alpine’s CP is rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s. Alpine had exposures mainly in reverse repurchase agreements with a Group entity, solar loans and leases, consumer loans and aircraft loans and leases.
The Bank’s financial commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Bank to provide short-term financing to the CP conduit or to purchase assets from the CP conduit in certain circumstances, including but not limited to, a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Bank reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Bank enters into liquidity facilities with CP conduits administrated and sponsored by third parties. These third-party CP conduits are considered to be VIEs for accounting purposes. The Bank is not the primary beneficiary and does not consolidate these third-party CP conduits. The Bank’s financial commitment to these third-party CP conduits consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Bank to provide short-term financing to the third-party CP conduits or to purchase assets from these CP conduits in certain circumstances, including but not limited to, a lack of liquidity in the CP market such that the CP conduits cannot refinance their obligations or a default of an underlying asset. The asset-specific credit enhancements, if any, provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Bank reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. In some situations, the Bank can enter into liquidity facilities with these third-party CP conduits through Alpine.
The Bank’s economic risks associated with the Alpine CP conduit and the third-party CP conduits are included in the Bank’s risk management framework including counterparty, economic risk capital and scenario analysis.
Consolidated VIEs
The consolidated variable interest entities (VIEs) tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 6M22 and 2021.

Consolidated VIEs in which the Bank was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
6M22 (CHF million)
Cash and due from banks	15	0	46	11	23	15	110
Trading assets	1	0	1,281	42	477	0	1,801
Other investments	0	0	0	69	685	141	895
Net loans	0	1,274	0	0	16	33	1,323
Other assets	250	29	886	49	101	682	1,997
of which loans held-for-sale	249	0	72	25	0	0	346
of which premises and equipment	0	0	0	0	13	0	13
Total assets of consolidated VIEs	266	1,303	2,213	171	1,302	871	6,126
Trading liabilities	3	0	0	0	10	0	13
Short-term borrowings	0	4,620	0	15	0	0	4,635
Long-term debt	34	0	1,750	0	0	41	1,825
Other liabilities	0	88	2	21	58	54	223
Total liabilities of consolidated VIEs	37	4,708	1,752	36	68	95	6,696
2021 (CHF million)
Cash and due from banks	0	1	42	25	27	13	108
Trading assets	0	0	1,158	54	610	0	1,822
Other investments	0	0	0	65	789	161	1,015
Net loans	0	1,022	317	0	28	33	1,400
Other assets	0	31	604	78	95	674	1,482
of which loans held-for-sale	0	0	50	23	0	1	74
of which premises and equipment	0	0	0	0	12	0	12
Total assets of consolidated VIEs	0	1,054	2,121	222	1,549	881	5,827
Trading liabilities	0	0	0	0	8	0	8
Short-term borrowings	0	4,337	0	15	0	0	4,352
Long-term debt	0	0	1,342	0	3	46	1,391
Other liabilities	0	67	1	20	61	84	233
Total liabilities of consolidated VIEs	0	4,404	1,343	35	72	130	5,984

Non-consolidated VIEs
The non-consolidated VIEs table provides the carrying amounts and classification of the assets of variable interests recorded in the Bank’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Non-consolidated VIEs
				Financial intermediation
end of	CDO/ CLO	CP Conduit	[1]	Securi- tizations	Funds	Loans	Other	Total
6M22 (CHF million)
Trading assets	228	0		4,399	776	7	2,095	7,505
Net loans	579	1,312		1,230	2,726	7,669	2,080	15,596
Other assets	6	0		104	146	5	797	1,058
Total variable interest assets	813	1,312		5,733	3,648	7,681	4,972	24,159
Maximum exposure to loss	1,087	8,012		7,632	3,648	11,290	5,484	37,153
Total assets of non-consolidated VIEs	10,819	16,536		153,117	129,154	38,092	17,260	364,978
2021 (CHF million)
Trading assets	257	0		4,526	932	13	5,494	11,222
Net loans	268	1,005		940	2,403	8,774	1,986	15,376
Other assets	6	0		22	109	0	628	765
Total variable interest assets	531	1,005		5,488	3,444	8,787	8,108	27,363
Maximum exposure to loss	774	7,625		8,036	3,444	13,068	8,637	41,584
Total assets of non-consolidated VIEs	10,266	14,948		108,942	102,820	36,428	19,804	293,208
1 Includes liquidity facilities provided to third-party CP conduits through Alpine.

30 Financial instruments
> Refer to “Note 31 – Financial instruments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q22 and to “Note 35 – Financial instruments” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2021 for further information.
Assets and liabilities measured at fair value on a recurring basis
end of 6M22	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	165	0	–		–		165
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	35	82,357	0	–		–		82,392
Securities received as collateral	6,132	1,254	0	–		–		7,386
Trading assets	50,235	141,085	4,400	(95,071)		583		101,232
of which debt securities	13,814	42,284	1,005	–		27		57,130
of which foreign government	13,504	10,598	91	–		–		24,193
of which corporates	34	10,312	299	–		27		10,672
of which RMBS	6	18,127	410	–		–		18,543
of which equity securities	23,037	880	275	–		556		24,748
of which derivatives	11,584	97,158	2,398	(95,071)		–		16,069
of which interest rate products	3,979	39,170	925	–		–		–
of which foreign exchange products	103	30,751	88	–		–		–
of which equity/index-related products	7,469	23,247	464	–		–		–
of which other derivatives	1	506	706	–		–		–
of which other trading assets	1,800	763	722	–		–		3,285
Investment securities	0	737	0	–		–		737
Other investments	0	20	3,574	–		391		3,985
of which other equity investments	0	20	2,875	–		321		3,216
of which life finance instruments	0	0	685	–		–		685
Loans	0	7,910	1,189	–		–		9,099
of which commercial and industrial loans	0	3,266	368	–		–		3,634
of which financial institutions	0	2,747	364	–		–		3,111
Other intangible assets (mortgage servicing rights)	0	35	255	–		–		290
Other assets	115	8,205	722	(426)		–		8,616
of which failed purchases	97	874	11	–		–		982
of which loans held-for-sale	0	6,551	566	–		–		7,117
Total assets at fair value	56,517	241,768	10,140	(95,497)		974		213,902
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 6M22	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	355	0	–		–		355
Customer deposits	0	3,008	299	–		–		3,307
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	14,239	0	–		–		14,239
Obligation to return securities received as collateral	6,132	1,254	0	–		–		7,386
Trading liabilities	22,375	102,907	2,456	(97,772)		1		29,967
of which short positions	9,430	4,530	54	–		1		14,015
of which debt securities	3,565	4,341	7	–		–		7,913
of which foreign government	2,914	787	0	–		–		3,701
of which corporates	603	3,551	7	–		–		4,161
of which equity securities	5,865	189	47	–		1		6,102
of which derivatives	12,945	98,377	2,402	(97,772)		–		15,952
of which interest rate products	4,031	37,410	55	–		–		–
of which foreign exchange products	107	30,864	14	–		–		–
of which equity/index-related products	8,765	25,670	1,447	–		–		–
of which other derivatives	11	213	560	–		–		296
Short-term borrowings	0	9,333	716	–		–		10,049
Long-term debt	0	58,620	6,656	–		–		65,276
of which structured notes over one year and up to two years	0	12,668	320	–		–		12,988
of which structured notes over two years	0	24,431	4,383	–		–		28,814
of which other debt instruments over two years	0	3,141	1,826	–		–		4,967
of which high-trigger instruments	0	10,621	0	–		–		10,621
Other liabilities	207	3,890	495	(1,988)		–		2,604
Total liabilities at fair value	28,714	193,606	10,622	(99,760)		1		133,183
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2021	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	308	0	–		–		308
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	68,623	0	–		–		68,623
Securities received as collateral	13,848	1,155	14	–		–		15,017
Trading assets	54,145	146,768	4,503	(94,782)		665		111,299
of which debt securities	12,191	40,799	1,225	–		82		54,297
of which foreign government	11,996	11,377	35	–		–		23,408
of which corporates	72	9,057	478	–		82		9,689
of which RMBS	0	17,033	424	–		–		17,457
of which equity securities	34,342	1,486	195	–		583		36,606
of which derivatives	6,224	103,930	2,187	(94,782)		–		17,559
of which interest rate products	721	48,083	624	–		–		–
of which foreign exchange products	123	20,686	53	–		–		–
of which equity/index-related products	5,348	29,808	212	–		–		–
of which other derivatives	0	196	1,034	–		–		–
of which other trading assets	1,388	553	896	–		–		2,837
Investment securities	0	1,003	0	–		–		1,003
Other investments	0	23	3,666	–		404		4,093
of which other equity investments	0	23	2,863	–		351		3,237
of which life finance instruments	0	0	789	–		–		789
Loans	0	8,709	1,534	–		–		10,243
of which commercial and industrial loans	0	2,267	717	–		–		2,984
of which financial institutions	0	3,840	465	–		–		4,305
Other intangible assets (mortgage servicing rights)	0	57	167	–		–		224
Other assets	121	8,750	694	(381)		–		9,184
of which failed purchases	98	1,135	11	–		–		1,244
of which loans held-for-sale	0	6,818	562	–		–		7,380
Total assets at fair value	68,114	235,396	10,578	(95,163)		1,069		219,994
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2021	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	477	0	–		–		477
Customer deposits	0	3,306	394	–		–		3,700
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	13,307	0	–		–		13,307
Obligation to return securities received as collateral	13,848	1,155	14	–		–		15,017
Trading liabilities	19,423	105,865	2,809	(100,559)		1		27,539
of which short positions	11,693	4,974	25	–		1		16,693
of which debt securities	2,809	4,865	3	–		–		7,677
of which foreign government	2,667	968	0	–		–		3,635
of which corporates	113	3,839	3	–		–		3,955
of which equity securities	8,884	109	22	–		1		9,016
of which derivatives	7,730	100,891	2,784	(100,559)		–		10,846
of which interest rate products	776	44,039	26	–		–		–
of which foreign exchange products	133	22,646	57	–		–		–
of which equity/index-related products	6,812	27,919	1,787	–		–		–
Short-term borrowings	0	9,658	1,032	–		–		10,690
Long-term debt	0	58,112	9,676	–		–		67,788
of which structured notes over one year and up to two years	0	11,036	1,464	–		–		12,500
of which structured notes over two years	0	24,168	6,318	–		–		30,486
of which other debt instruments over two years	0	3,223	1,854	–		–		5,077
of which high-trigger instruments	0	10,708	0	–		–		10,708
of which other subordinated bonds	0	7,133	0	–		–		7,133
Other liabilities	348	2,008	517	(305)		–		2,568
Total liabilities at fair value	33,619	193,888	14,442	(100,864)		1		141,086
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
6M22	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	0	0	0	0	3	(3)	0	0	0	0	0	0	0	0	0
Securities received as collateral	14	0	0	0	(14)	0	0	0	0	0	0	0	0	0	0	0
Trading assets	4,503	907	(1,174)	3,539	(3,324)	580	(548)	36	(338)	0	(8)	0	0	227	4,400	477
of which debt securities	1,225	515	(733)	2,899	(2,571)	0	0	(106)	(313)	0	(8)	0	0	97	1,005	562
of which corporates	478	161	(385)	2,412	(2,048)	0	0	(106)	(276)	0	0	0	0	63	299	662
of which RMBS	424	77	(131)	243	(326)	0	0	4	100	0	0	0	0	19	410	28
of which derivatives	2,187	216	(326)	0	0	580	(409)	98	(31)	0	0	0	0	83	2,398	17
of which interest rate products	624	4	(6)	0	0	60	(28)	(1)	252	0	0	0	0	20	925	141
of which other derivatives	1,034	10	(5)	0	0	158	(154)	3	(381)	0	0	0	0	41	706	(373)
of which other trading assets	896	57	(45)	555	(727)	0	(139)	6	82	0	0	0	0	37	722	(112)
Other investments	3,666	71	0	51	(118)	0	0	0	(162)	0	(52)	0	0	118	3,574	(99)
of which other equity investments	2,863	71	0	37	(5)	0	0	0	(115)	0	(60)	0	0	84	2,875	(77)
of which life finance instruments	789	0	0	14	(105)	0	0	0	(47)	0	0	0	0	34	685	(22)
Loans	1,534	313	(317)	0	(20)	3	(369)	21	(64)	0	0	0	0	88	1,189	(97)
of which commercial and industrial loans	717	74	(300)	0	(8)	3	(123)	12	(46)	0	0	0	0	39	368	(54)
of which financial institutions	465	75	0	0	0	0	(219)	0	10	0	0	0	0	33	364	(17)
Other intangible assets (mortgage servicing rights)	167	102	0	0	0	0	0	0	(21)	0	0	0	0	7	255	(21)
Other assets	694	170	(114)	510	(512)	114	(199)	6	3	0	4	0	0	46	722	0
of which loans held-for-sale	562	153	(109)	493	(509)	113	(199)	14	9	0	0	0	0	39	566	2
Total assets at fair value	10,578	1,563	(1,605)	4,100	(3,988)	700	(1,119)	63	(582)	0	(56)	0	0	486	10,140	260
Liabilities (CHF million)
Customer deposits	394	0	0	0	0	0	(15)	0	(26)	0	0	0	(41)	(13)	299	(70)
Obligation to return securities received as collateral	14	0	0	0	(14)	0	0	0	0	0	0	0	0	0	0	0
Trading liabilities	2,809	856	(882)	18	(83)	502	(629)	37	(290)	0	0	0	0	118	2,456	(188)
of which derivatives	2,784	746	(870)	0	(61)	502	(629)	38	(228)	0	0	0	0	120	2,402	(180)
of which equity/index-related derivatives	1,787	611	(596)	0	0	279	(232)	(9)	(468)	0	0	0	0	75	1,447	(348)
of which other derivatives	540	7	(4)	0	(61)	89	(113)	3	73	0	0	0	0	26	560	(15)
Short-term borrowings	1,032	124	(522)	0	0	639	(500)	(43)	(58)	0	0	0	0	44	716	18
Long-term debt	9,676	1,259	(4,863)	0	0	4,531	(2,960)	(499)	(746)	0	0	(35)	(202)	495	6,656	(756)
of which structured notes over two years	6,318	1,106	(3,441)	0	0	3,888	(2,595)	(416)	(586)	0	0	(34)	(201)	344	4,383	(740)
of which other debt instruments over two years	1,854	0	0	0	0	0	(26)	0	(84)	0	0	0	0	82	1,826	0
Other liabilities	517	41	(2)	8	(21)	58	(71)	(2)	(22)	1	(35)	0	0	23	495	16
Total liabilities at fair value	14,442	2,280	(6,269)	26	(118)	5,730	(4,175)	(507)	(1,142)	1	(35)	(35)	(243)	667	10,622	(980)
Net assets/(liabilities) at fair value	(3,864)	(717)	4,664	4,074	(3,870)	(5,030)	3,056	570	560	(1)	(21)	35	243	(181)	(482)	1,240
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 6M22, changes in net unrealized gains/(losses) of CHF 1,044 million and CHF (77) million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF 273 million were recorded in gains/(losses) on liabilities relating to credit risk in accumulated other comprehensive income/(loss).

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Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues		Other revenues		Accumulated other comprehensive income
6M21	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Securities received as collateral	101	0	0	64	(86)	0	0	0	0	0	0	0	0	5	84	0
Trading assets	7,535	594	(1,635)	2,472	(2,976)	508	(1,119)	39	140	0	0	0	0	380	5,938	128
of which debt securities	2,253	296	(736)	1,859	(2,285)	0	0	(7)	138	0	0	0	0	137	1,655	103
of which corporates	1,270	137	(176)	1,403	(1,913)	0	0	(5)	95	0	0	0	0	78	889	99
of which derivatives	3,911	179	(856)	0	0	508	(1,033)	29	(30)	0	0	0	0	175	2,883	72
of which interest rate products	733	59	(81)	0	0	114	(59)	0	18	0	0	0	0	21	805	54
of which other derivatives	1,079	0	0	0	0	153	(157)	0	(55)	0	0	0	0	53	1,073	(60)
of which other trading assets	1,247	22	(32)	493	(617)	0	(86)	10	21	0	0	0	0	60	1,118	(47)
Other investments	3,054	3	(753)	20	(473)	0	0	0	(17)	0	318	0	0	79	2,231	46
of which other equity investments	2,132	0	(753)	3	(375)	0	0	0	(6)	0	318	0	0	34	1,353	55
of which life finance instruments	920	0	0	17	(94)	0	0	0	(11)	0	0	0	0	45	877	18
Loans	3,669	22	(533)	357	(73)	162	(946)	8	85	0	1	0	0	176	2,928	25
of which commercial and industrial loans	1,347	22	(12)	10	(31)	119	(184)	14	57	0	1	0	0	68	1,411	36
of which financial institutions	1,082	0	(222)	0	(42)	32	(296)	3	40	0	0	0	0	46	643	4
Other intangible assets (mortgage servicing rights)	180	0	0	22	0	0	0	0	0	0	(22)	0	0	9	189	(22)
Other assets	1,825	164	(451)	2,500	(2,176)	77	(573)	13	(42)	0	0	0	0	99	1,436	(76)
of which loans held-for-sale	1,576	164	(409)	2,469	(2,137)	77	(571)	11	19	0	0	0	0	88	1,287	(41)
Total assets at fair value	16,364	783	(3,372)	5,435	(5,784)	747	(2,638)	60	166	0	297	0	0	748	12,806	101
Liabilities (CHF million)
Customer deposits	448	0	0	0	0	0	0	0	(8)	0	0	0	(13)	5	432	10
Obligation to return securities received as collateral	101	0	0	64	(86)	0	0	0	0	0	0	0	0	5	84	0
Trading liabilities	4,246	584	(1,961)	80	(24)	710	(1,138)	152	169	0	0	0	0	217	3,035	779
of which derivatives	4,191	566	(1,961)	69	(4)	710	(1,138)	152	193	0	0	0	0	216	2,994	781
of which equity/index-related derivatives	2,010	427	(1,049)	0	0	350	(527)	151	265	0	0	0	0	111	1,738	529
Short-term borrowings	701	155	(207)	0	0	930	(608)	(1)	95	0	0	0	0	41	1,106	67
Long-term debt	7,286	2,697	(2,046)	0	0	4,401	(3,119)	62	(8)	0	0	(3)	(30)	433	9,673	203
of which structured notes over one year and up to two years	1,133	1,165	(732)	0	0	1,127	(771)	39	97	0	0	0	(1)	67	2,124	39
of which structured notes over two years	5,526	1,532	(1,287)	0	0	3,020	(2,227)	24	(109)	0	0	(2)	(29)	329	6,777	(59)
Other liabilities	1,250	7	(533)	24	(46)	59	(416)	8	(8)	102	38	0	0	50	535	2
Total liabilities at fair value	14,032	3,443	(4,747)	168	(156)	6,100	(5,281)	221	240	102	38	(3)	(43)	751	14,865	1,061
Net assets/(liabilities) at fair value	2,332	(2,660)	1,375	5,267	(5,628)	(5,353)	2,643	(161)	(74)	(102)	259	3	43	(3)	(2,059)	(960)
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 6M21, changes in net unrealized gains/(losses) of CHF (1,003) million and CHF 28 million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF 15 million were recorded in gains/(losses) on liabilities relating to credit risk in accumulated other comprehensive income/(loss).

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Difference between the fair value and the unpaid principal balances of fair value option-elected financial instruments
	6M22			2021
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	82,392	82,250	142	68,623	68,565	58
Loans	9,099	10,065	(966)	10,243	11,035	(792)
Other assets [1]	8,099	10,456	(2,357)	8,624	10,777	(2,153)
Due to banks and customer deposits	(344)	(424)	80	(493)	(442)	(51)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(14,239)	(14,247)	8	(13,307)	(13,306)	(1)
Short-term borrowings	(10,049)	(10,199)	150	(10,690)	(10,996)	306
Long-term debt [2]	(65,276)	(77,037)	11,761	(67,788)	(70,946)	3,158
Other liabilities	(1,253)	(1,498)	245	(1,170)	(1,403)	233

Non-performing and non-interest-earning loans [3]	749	2,885	(2,136)	843	2,657	(1,814)
1 Primarily loans held-for-sale.
2
Long-term debt includes both principal-protected and non-principal protected instruments. For non-principal-protected instruments, the original notional amount has been reported in the aggregate unpaid principal.

3 Included in loans or other assets.
Gains and losses on financial instruments
	6M22		6M21
in	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	5	[1]	18	[1]
of which related to credit risk	(6)		8
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	412	[1]	306	[1]
Other investments	(11)	[2]	293	[3]
Loans	(24)	[1]	277	[1]
of which related to credit risk	(224)		59
Other assets	183	[1]	405	[1]
of which related to credit risk	(85)		173
Due to banks and customer deposits	(43)	[2]	(37)	[2]
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(32)	[1]	(29)	[1]
Short-term borrowings	1,069	[2]	(406)	[2]
of which related to credit risk	1		(1)
Long-term debt	6,098	[2]	(3,347)	[2]
Other liabilities	(66)	[2]	120	[3]
of which related to credit risk	(158)		67
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.

Gains/(losses) attributable to changes in investment-specific credit risk
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	6M22	Cumulative	6M21		6M22	6M21
Financial instruments (CHF million)
Customer deposits	41	(18)	13		0	0
Short-term borrowings	0	(46)	13		0	0
Long-term debt	3,944	1,865	(21)		17	77
of which treasury debt over two years	2,041	1,177	(321)		0	0
of which structured notes over two years	1,476	351	269		17	77
Total	3,985	1,801	5		17	77
1 Amounts are reflected gross of tax.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
6M22 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	21,764	0	21,764	0	21,764
Loans	281,111	0	267,506	13,490	280,996
Other financial assets [1]	175,796	158,147	17,310	351	175,808
Financial liabilities
Due to banks and customer deposits	410,715	233,049	177,571	0	410,620
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	7,423	0	7,423	0	7,423
Short-term borrowings	15,518	0	15,512	0	15,512
Long-term debt	87,072	0	82,734	1,684	84,418
Other financial liabilities [2]	12,302	0	11,920	384	12,304
2021 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	35,283	0	35,283	0	35,283
Loans	286,438	0	281,195	13,722	294,917
Other financial assets [1]	179,217	163,307	15,457	494	179,258
Financial liabilities
Due to banks and customer deposits	408,624	244,155	164,475	0	408,630
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	22,061	0	22,061	0	22,061
Short-term borrowings	14,646	0	14,646	0	14,646
Long-term debt	92,908	0	93,597	1,702	95,299
Other financial liabilities [2]	12,542	0	12,105	441	12,546
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes cash collateral on derivative instruments and interest and fee payables.

31 Assets pledged and collateral
> Refer to “Note 32 – Assets pledged and collateral” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q22 and to ”Note 36 – Assets pledged and collateral” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2021 for further information.
Assets pledged
end of	6M22	2021
CHF million
Total assets pledged or assigned as collateral	75,638	88,721
of which encumbered	34,424	39,105
Collateral
end of	6M22	2021
CHF million
Fair value of collateral received with the right to sell or repledge	245,276	289,898
of which sold or repledged	101,330	144,747
32 Litigation
> Refer to “Note 33 – Litigation” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q22 for further information.

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